Exhibit 99.1

Draganfly and SafeLane Global Enter into Multi-Year Agreement with Draganfly as the Preferred Global Provider of Landmine Mapping Drones and Aerial Survey Services

First Ukraine Landmine Aerial Survey Contract Underway

Tampa, FL — April 10, 2025 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an industry-leading developer of drone solutions and systems, today announced that it has been selected by SafeLane Global Ltd. (“SafeLane”) as its preferred unmanned aerial systems (UAS) and aerial survey provider.

SafeLane, a world-renowned specialist in explosive threat mitigation, is one of only two private organizations licensed by the Ukrainian Ministry of Defense to conduct landmine and explosive ordnance clearance operations in Ukraine. With over 30 years of experience across more than 60 countries, SafeLane supports governments, humanitarian organizations, and commercial clients in the clearance and disposal of landmines, unexploded ordnance (UXO), and explosive remnants of war (ERW), both on land and underwater.

Under the agreement, Draganfly will provide advanced drone solutions, including UAVs, specialized sensors, and data analysis services, to support SafeLane’s global mine action initiatives. The collaboration aims to enhance the speed, accuracy, and safety of explosive threat detection and removal operations in high-risk environments.

“We are honored to be selected as SafeLane’s UAS partner,” said Cameron Chell, President and CEO of Draganfly. “This partnership represents a significant opportunity to leverage Draganfly’s technology to support critical humanitarian and defense efforts. Together, we will work to deliver scalable, innovative solutions for global landmine action.”

The companies will co-develop joint intellectual property and standard operating procedures tailored for aerial mine detection and clearance. SafeLane will lead proposal submissions and operational deployment, while Draganfly will provide technology, mission planning, piloting, and survey analysis.

According to the Landmine Monitor 2023, more than 60 million landmines remain buried across over 60 countries, posing a persistent threat to civilians, especially children, who account for nearly half of the casualties. Ukraine is currently one of the most mine-contaminated countries in the world.

“Draganfly’s drone-based technology will significantly increase the safety and efficiency of our operations,” said Asa Gilbert, Director of Business Development at SafeLane. “This partnership is a critical step in helping communities recover from the legacy of conflict.”

The collaboration further positions Draganfly as a key player in the defense and humanitarian sectors, supporting efforts to create safer environments in some of the world’s most vulnerable regions.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a pioneer in drone solutions, AI-driven software, and robotics. With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

For more information, visit www.draganfly.com

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Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the ability to enhance the speed, accuracy, and safety of explosive threat detection and removal operations in high-risk environments. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.